  EXHIBIT 99.1

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Nomad Royalty Company Ltd. (“Nomad” or the “Company”)
1275 Av. des Canadiens-de-Montréal
Suite 500
Montreal, Québec H3B 0G4

2.	Date of Material Change

May 1, 2022.

3.	News Release

Nomad issued a press release with respect to the material changes described below on May 2, 2022 via Cision Newswire. A copy of the press release is also available under Nomad’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

On May 1, 2022, Nomad entered into an arrangement agreement (the “Arrangement Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”), pursuant to which Sandstorm will acquire all of the issued and outstanding common shares of Nomad (the “Nomad Shares”) in an all-share transaction (the “Transaction”) valued at approximately C$755 million (US$590 million). Under the terms of the Transaction, shareholders of Nomad will receive 1.21 common shares of Sandstorm (the “Sandstorm Shares”) for each Nomad Share held.

5.	Full Description of Material Change

5.1. Full Description of Material Change

On May 1, 2022, Nomad entered into the Arrangement Agreement with Sandstorm, pursuant to which Sandstorm will acquire all of the Nomad Shares in the Transaction valued at approximately C$755 million (US$590 million). Under the terms of the Transaction, shareholders of Nomad will receive 1.21 Sandstorm Shares for each Nomad Share held.

The consideration implies a value of approximately C$11.57 per Nomad Share based on the closing price of the Sandstorm Shares on the Toronto Stock Exchange (“TSX”) on April 29, 2022.

The Transaction will be effected by way of a court-approved plan of arrangement under the Canada Business Corporations Act and will be subject to the approval of 66 2/3% of the votes cast by shareholders of Nomad at a special meeting of the shareholders of Nomad (the “Nomad Meeting”) and the approval of a simple majority of the vote cast by shareholders of Nomad at the Nomad Meeting, excluding votes cast by senior officers of Nomad as required under Multilateral Instrument 61-101 ‑ Protection of Minority Security Holders in Special Transactions. Sandstorm will be required under the policies of the TSX to obtain the approval of a simple majority of the votes cast by shareholders of Sandstorm at a special meeting of the shareholders of Sandstorm (the “Sandstorm Meeting”). The dates of the Nomad Meeting and the Sandstorm Meeting will be announced by way of press release at a later date.

In connection with the Transaction, Orion Mine Finance Fund II LP (“Fund II”) and Orion Mine Finance Fund III LP (collectively with Fund II, “Orion”) entered into irrevocable support agreements with Sandstorm pursuant to which Orion agreed to vote all of their Nomad Shares, representing, in total, approximately 61% of the issued and outstanding Nomad Shares on a fully diluted basis, in favour of the Transaction.

Directors and executive officers of Nomad, holding approximately 5% of the Nomad Shares on a fully diluted basis, have also entered into voting support agreements with Sandstorm, pursuant to which they have agreed to vote their Nomad Shares in favour of the Transaction.

In addition to the Nomad and Sandstorm shareholder approvals, the Transaction is subject to approval by the Superior Court of Québec, to regulatory approvals, including that of the Canadian Competition Bureau, the TSX and the New York Stock Exchange approvals for listing of Sandstorm Shares, as well as other customary closing conditions.

Concurrently with the Transaction, Sandstorm has announced that (a) it had entered into a definitive agreement with BaseCore Metals LP, pursuant to which Sandstorm has agreed to acquire certain royalties and streams for a total consideration of US$425 million in cash and US$100 million in Sandstorm shares (the “BaseCore Transaction”), (b) it had entered into an amended and restated letter of intent with Royalty North Partners Ltd. (“RNP”) pursuant to which Sandstorm will sell certain assets to RNP (the “Spin-off Transaction”, and, together with the BaseCore Transaction, the “Concurrent Sandstorm Transactions”) in exchange for certain streams, a cash payment and a debenture from RNP. The Concurrent Sandstorm Transactions are each subject to a number of closing conditions, but closing of the Transaction is not conditional upon the Concurrent Sandstorm Transactions closing.

Based upon a number of factors, including the unanimous recommendation by the special committee of the Board (the “Special Committee”), the board of directors of Nomad (the “Board”) has unanimously, after receiving advice from financial advisors and outside legal counsel in evaluating the Transaction, determined that the Transaction is fair to the Nomad Shareholders and in the best interests of the Company and recommended that the Nomad Shareholders vote in favour of the Arrangement Resolution (as defined in the Arrangement Agreement).

The board of directors of Sandstorm has also unanimously approved the Transaction and recommended that the Transaction be approved by the shareholders of Sandstorm.

Fairness Opinions

National Bank Financial Inc., Nomad’s financial advisor, provided verbally, to be confirmed in writing, the Special Committee and the Board with an opinion that, as of May 1, 2022, and based upon and subject to the various assumptions, limitations and qualifications to be set out in their written fairness opinion, the consideration to be received by the shareholders of Nomad pursuant to the Transaction was fair, from a financial point of view, to such shareholders of Nomad.

In addition, in connection with its review, Cormark Securities (“Cormark”) was retained by the Special Committee to act as an independent financial advisor and to provide a fairness opinion.  Cormark provided verbally, to be confirmed in writing, the Special Committee and the Board with an opinion that, as of May 1, 2022, and subject to the assumptions, limitations and qualifications to be set out in their written fairness opinion, the consideration to be received by the shareholders of Nomad pursuant to the Transaction was fair, from a financial point of view, to such shareholders of Nomad.

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Terms of the Arrangement Agreement

The description of the terms of the Arrangement Agreement contained herein does not purport to be complete and is qualified in its entirety by the terms of the Arrangement Agreement, which has been separately filed by Nomad and is available under Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Pursuant to the Transaction, the shareholders of Nomad will receive 1.21 Sandstorm Shares for each Nomad Share held. In addition, (i) the existing stock options of Nomad will fully vest and be exchanged for replacement options to purchase Sandstorm Shares (the “Replacement Options”), with the exercise price and the number of underlying shares adjusted by the Exchange Ratio and will be exercisable until the earlier of (1) the date that is eighteen months following the Effective Time (as defined in the Arrangement Agreement) and (2) the original expiry date of such Nomad option; and (ii) the existing restricted share units, performance share units and deferred share units of Nomad will each fully vest and be settled in cash in accordance with the terms specified in the plans governing such securities and the Arrangement Agreement.

In accordance with the terms of each of the common share purchase warrants of Nomad (the “Nomad Warrants”), each holder of a Nomad Warrant will be entitled to receive upon the exercise of such holder’s Nomad Warrant, in lieu of Nomad Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the Consideration (as defined in the Arrangement Agreement) which the holder would have been entitled to receive as a result of the Transactions contemplated by the Arrangement if, immediately prior to the Effective Date (as defined in the Arrangement Agreement), such holder had been the registered holder of the number of Nomad Shares to which such holder would have been entitled if such holder had exercised such holder’s Nomad Warrants immediately prior to the Effective Time. Each Nomad Warrant shall continue to be governed by and be subject to the terms of the applicable Nomad Warrant certificate or indenture, as applicable, subject to any supplemental exercise documents issued by Sandstorm to holders of Nomad Warrants to facilitate the exercise of the Nomad Warrants and the payment of the corresponding portion of the exercise price thereof.

The Arrangement Agreement contains customary representations and warranties made by Nomad and Sandstorm and customary covenants, including that Nomad and Sandstorm, among other things, (a) shall conduct their business in the ordinary course consistent with past practice in all respects and in accordance with applicable laws, and (b) shall, and shall cause their respective subsidiaries, to use their respective commercially reasonable efforts to preserve intact their business organizations, assets, properties, rights, permits, goodwill and business relationships, during the period between the execution of the Arrangement Agreement and the closing of the Transaction, and to not engage in certain kinds of transactions or take certain actions during this period (except, for Sandstorm with respect to the Concurrent Sandstorm Transactions as well as other permitted transactions under the Arrangement Agreement).

The Arrangement Agreement provides, among other things, that Nomad, its subsidiaries and their representatives shall not, directly or indirectly, initiate, solicit or encourage any Nomad Acquisition Proposal (as defined in the Arrangement Agreement); provided, however, if, prior to the Nomad Meeting, the Board receives an unsolicited Nomad Acquisition Proposal from a third party that it determines in good faith, after consultation with its advisors, constitutes a Nomad Superior Proposal (as defined in the Arrangement Agreement), then it may, subject to, among other things, including the right of Sandstorm to match such Nomad Superior Proposal within five business days, change its recommendation with respect to the Transaction. Notwithstanding any change of recommendation by the Board, unless the Arrangement Agreement has been terminated in accordance with its terms, Nomad shall cause the Nomad Meeting to be held and the resolution approving the Transaction to be put to the Nomad shareholders thereat for consideration, and Nomad shall not submit to a vote of its shareholders any Nomad Acquisition Proposal other than the shareholders resolution approving the Transaction.

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A termination fee of US$20.6 million will be payable by Nomad to Sandstorm in certain circumstances, including but not limited to, if: (i) Sandstorm terminates the Arrangement Agreement following a change of recommendation by the Board; or (ii) either Nomad or Sandstorm terminates the Arrangement Agreement following the failure to obtain the approval of the Nomad shareholders following a change of recommendation by the Board.

The Arrangement Agreement also provides, among other things, that Sandstorm shall not, directly or indirectly, initiate, solicit or knowingly encourage the submission of a Purchaser Acquisition Proposal (as defined in the Arrangement Agreement). If the Board of Directors of Sandstorm, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that a Purchaser Acquisition Proposal made before the shareholders’ meeting of Sandstorm is a Purchaser Superior Proposal (as defined in the Arrangement Agreement) and that it could reasonably be expected to result in a violation of its fiduciary duties under applicable laws to continue to recommend that Sandstorm shareholders vote in favour of Sandstorm shareholders’ resolution approving the share issuance to Nomad shareholders, then the Board of Directors of Sandstorm may submit the shareholders resolution to its shareholders without recommendation, or may change the recommendation of its Board of Directors (a “Sandstorm Change of Recommendation”), in which event the Board of Directors of Sandstorm may communicate the basis for its lack of recommendation or change in the recommendation to Sandstorm shareholders in its management proxy circular to its shareholders. Notwithstanding any Sandstorm Change of Recommendation, unless the Arrangement Agreement has been terminated in accordance with its terms, Sandstorm shall cause its shareholders meeting to occur and the resolution of its shareholders approving the share issuance to Nomad shareholders to be put to its shareholders thereat for their consideration.

A reverse termination fee of US$23.6 million will be payable by Sandstorm to Nomad in the event there is a Sandstorm Change of Recommendation in compliance with the terms of the Arrangement Agreement and either Nomad or Sandstorm terminates the Arrangement Agreement for the failure to obtain the approval of the shareholders of Sandstorm following such Sandstorm Change of Recommendation.

If the Arrangement Agreement is terminated by Sandstorm or Nomad following a failure to obtain the approval of the shareholders of Sandstorm in circumstances where a reverse termination fee would not be payable by Sandstorm to Nomad, Sandstorm shall reimburse Nomad for all reasonable out-of-pocket costs and expenses up to a maximum of US$2 million.

The Arrangement Agreement provides that the closing of the Transaction is conditional upon the satisfaction of the following mutual conditions (which may be waived, in whole or in part, by the mutual consent of each of Nomad and Sandstorm): (i) the Nomad Shareholders approval; (ii) the shareholders of Sandstorm approval; (iii) court approvals; (iv) no law being in effect that prohibits, restrains or renders illegal the consummation of the Transaction; (v) each of the required regulatory approvals being obtained; and (vi) that the Consideration Shares (as defined in the Arrangement Agreement) and Replacement Options be exempt from registration requirements under the U.S. Securities Act. The Arrangement Agreement further provides that the closing of the Transaction is conditional upon the satisfaction of customary conditions in favour of each of Sandstorm and Nomad.

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The Arrangement Agreement may be terminated prior to the Effective Time by mutual written agreement of the parties, or by either party in certain circumstances, including but not limited to if (i) the Nomad Meeting is held and the Nomad Shareholder approval is not obtained upon a vote thereon at such meeting; (ii) the Sandstorm Meeting is held and the Sandstorm Shareholder approval is not obtained upon a vote thereon at such meeting; (iii) following the date of the Arrangement Agreement, a law is enacted that prohibits, restrains or renders illegal the consummation of the Transaction; or (iii) the Transaction is not consummated by September 28, 2022, provided the terminating party is not the cause of such delay.

In addition, the Arrangement Agreement may be terminated by Nomad prior to the Effective Time (as defined in the Arrangement Agreement) in certain circumstances, including but not limited to if (i) there exist certain breaches of representations, warranties or covenants of Sandstorm, or (ii) Nomad determined in its sole and absolute discretion that a Material Adverse Effect (as defined in the Arrangement Agreement), or any event, occurrence, circumstance or development that could reasonably be expected to be a Material Adverse Effect, has occurred, with respect to Sandstorm.

The Arrangement Agreement may be terminated by Sandstorm prior to the Effective Time in certain circumstances, including but not limited to if (i) the Board fails to publicly make (or reaffirm, upon request from Sandstorm) a recommendation that the shareholder of Nomad vote in favour of the Transaction, or if it changes its recommendation relating to the Transaction, (ii) Nomad materially breaches its non-solicitation obligations under the Arrangement Agreement, (iii) there exist certain breaches of representations, warranties or covenants of Nomad, (iv) Sandstorm determined in its sole and absolute discretion that a Material Adverse Effect, or any event, occurrence, circumstance or development that could reasonably be expected to be a Material Adverse Effect, has occurred, with respect to Nomad or (v) Nomad shareholders representing not more than 5% of the Nomad shares then outstanding shall not have exercised their dissent rights.

A copy of the Arrangement Agreement has been filed under Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Management Information Circular

Further details regarding the Transaction will be included in the management information circular (the “Circular”) to be mailed to the shareholders of Nomad in advance of the Nomad Meeting. Copies of the Circular and related documents will be mailed to the shareholders of Nomad and made available under Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar prior to the date of the Nomad Meeting.

Caution regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of applicable securities laws. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Actual results may differ materially from results indicated in forward-looking statements due to a number of factors. The Transaction is subject to a number of closing conditions, including approval by shareholders of Nomad and Sandstorm, court approval, regulatory approvals, and certain other customary conditions and there are no assurances that the Transaction will be completed as described in this document or at all. Any forward-looking statements contained in this document represent expectations as of the date of this document and are subject to change after such date. However, except as required under applicable securities regulations, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, is disclaimed.

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5.2. Disclosure required for a “Restructuring Transaction”

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The executive officer who can answer questions regarding this report is Mr. Vincent Metcalfe, Chief Executive Officer of Nomad. Mr. Metcalfe can be reached at (438) 538-7555.

9.	Date of Report

May 11, 2022.

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